Exhibit 12.1

TRIUMPH GROUP, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended June 30,	Fiscal year ended March 31,
	2010	2010	2009	2008	2007	2006
EARNINGS AS DEFINED
Income from continuing operations, before income taxes	$21,059	$126,455	$135,865	$106,383	$74,004	$50,867
Fixed charges	13,515	35,296	26,334	27,646	22,111	16,703
TOTAL EARNINGS, AS DEFINED	$34,574	$161,751	$162,199	$134,029	$96,115	$67,570

FIXED CHARGES, AS DEFINED
Interest expense	$9,752	$21 915	$13,388	$14,351	$12,572	$11,753
Interest portion of rental expenses	1,346	5,234	5,054	5,154	4,603	4,202
Amortization of capitalized expenses related to debt	753	1,951	1,685	2,289	2,287	748
Accretion of debt discount	1,664	6,196	6,207	5,852	2,649	—
TOTAL FIXED CHARGES, AS DEFINED	$13,515	$35,296	$26,334	$27,646	$22,111	$16,703

RATIO OF EARNINGS TO FIXED CHARGES	2.6	4.6	6.2	4.8	4.3	4.0